Exhibit 97.1
AMAZON.COM, INC.
CLAWBACK POLICY
Amazon.com, Inc.’s (the “Company’s”) policy is that, in the event the Company is required to prepare an accounting restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under the federal securities laws, including to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by an Executive Officer during the three completed fiscal years immediately preceding the date that the Company is required to prepare such accounting restatement (and any transition period of less than nine months that is within or immediately following such three fiscal years) that exceeds the amount the Executive Officer otherwise would have Received had it been determined based on the restated financial statements. This paragraph shall apply only to Incentive-Based Compensation Received by a person on or after October 2, 2023 and after the person began service as an Executive Officer if the person served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation. The Leadership Development and Compensation Committee or another committee appointed by the Board (the “Committee”) will interpret and administer this paragraph, including capitalized terms not otherwise defined, consistent with and in compliance with, and subject to the exceptions set forth in, Nasdaq Rule 5608.
In addition, if the Committee determines that a current or former Chief Executive Officer, Chief Financial Officer, Senior Vice President, or Section 16 officer (“Officer”) of the Company engaged in fraud or intentional misconduct that caused or contributed to an obligation to restate the Company’s financial statements, the Committee may require, to the extent not recovered pursuant to the first paragraph of this Policy, the Officer to return or forfeit all or a portion of the shares subject to any vested or unvested equity award that was settled or granted during or within 12 months after the period that such conduct occurred or remained uncorrected, as well as all or a portion of any cash bonus paid or awarded during such time period. The Committee may also require the Officer to pay to the Company the gross proceeds from any sale or other disposition of shares, pursuant to a Company vested equity award, that occurred during or within 12 months after the period that such conduct occurred or remained uncorrected. The return of shares and repayment of proceeds is in addition to and separate from any other relief available to the Company due to the Officer’s conduct. Any determination by the Board or Committee with respect to the foregoing shall be final, conclusive, and binding on all interested parties.